16 May 2006

Tabcorp and TVN reach agreement to boost racing industry

Tabcorp and thoroughbred racing broadcaster ThoroughVisioN (TVN) have entered into a binding agreement that will lead to an immediate end of the split racing picture and will provide strong support for the Australian racing industry and wagering revenues.

The agreement involves Sydney and Victorian thoroughbred races returning to Sky Channel and further enhancement of the TVN channel which will include premium Australian and international thoroughbred racing. The agreement will run until the end of 2012.

Within days, Sky Channel will again provide comprehensive racing coverage including Sydney and Victorian races. Both Sky and TVN will be available in pubs, clubs, TAB outlets, at the racetrack and on Pay TV. As soon as consents from non-TVN clubs can be obtained, TVN will commence broadcast of additional premium thoroughbred racing.

The main terms of the agreement are:

- There will be two channels: a consolidated wagering channel controlled and owned by Sky, and a thoroughbred channel, owned and controlled by TVN
- The TVN channel will be substantially funded and resourced by Sky at an incremental cost to Sky of $3.5 million pa
- Sky will be the exclusive distributor of both channels to pubs and clubs. Pubs and clubs will have access to both channels for one combined price
- The TVN Channel will be available to all Pay TV subscribers subject to agreement by each individual Pay TV operator
- Sky will pay broadcasting rights fees of $22 million pa for the Sydney and Victorian thoroughbred races
- Tabcorp's wagering business will contribute up to $2 million pa for additional free-to-air broadcasting of premium thoroughbred racing
- TVN will receive upfront payments of approximately $15 million for services, including fees for the provision of TVN pictures to TAB outlets since May last year
- Sky and TVN will explore a joint venture approach to exploiting the opportunities in new media, including broadband internet and mobile phones

Initially, the picture will return under interim arrangements, which will apply until limited conditions are satisfied, including Australian Competition and Consumer Commission (ACCC) clearance.

The parties have agreed that all legal action between them will be stayed and that legal proceedings will be discontinued when the long-term arrangement comes into effect. Further details of the agreement are set out in the attachment to this release.

Tabcorp's Chief Executive of Australian Business Elmer Funke Kupper said: "The agreement is a commercially sensible and logical outcome for Sky and TVN. The racing industry will benefit from race pictures being broadcast to the widest possible audience, the TABs, pubs and clubs will get two improved channels, and it will allow all of us to

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

focus on growing wagering revenues. Having both channels available will give us the best possible opportunity to return the industry to growth."

TVN's Chief Executive Peter Sweeney said: "This agreement reflects a fair and reasonable commercial position for TVN and its shareholders and provides racing fans with the dedicated thoroughbred channel presenting Australian and international premium thoroughbred races. TVN will continue to provide a significant increase to the promotion of thoroughbred racing, which we expect will foster a greater interest in wagering and the wider racing industry."

For more information contact:

Tabcorp: Bruce Tobin, General Manager Corporate Affairs 03 9868 2508
TVN: Danny Finley, spokesman 0418 543 404

* * * * * * *

Annexure to Tabcorp and TVN announcement

Under the binding agreement between Tabcorp, Sky Channel, TVN and TVN's shareholders, the following long-term arrangements will apply until 31 December 2012.

Commercial Outlets and Pay TV
Sky Channel will receive the rights to broadcast all Sydney and Victorian thoroughbred races on Sky's Wagering Channel on residential Pay TV services and to commercial venues.

Subject to consultation with (and where necessary, the approval of) the relevant race clubs, Sky will make available other premium Australian and international thoroughbred races from non-TVN clubs on the TVN Channel.

Sky Channel will pay TVN rights fees of $22.0 million per year (indexed to CPI) for these rights. The rights fees will increase to $23.75 million per year if TVN elects to cease producing the TVN Channel.

The arrangement is exclusive. TVN will not license any other person to broadcast Sydney or Victorian thoroughbred races on Pay TV or into the commercial subscription market.

Sky Channel will provide resources to assist TVN to produce and distribute the improved TVN Channel (at an incremental cost to Sky Channel of $3.5 million per year, indexed to CPI).

Sky Channel will be the exclusive distributor of the Wagering Channel and the exclusive distributor of the TVN Channel to commercial venues with a liquor licence or wagering facility. Sky Channel will retain revenues from its distribution of the channels to such outlets.

The Tabcorp group will pay TVN a total of approximately $15 million for the provision of TVN to TAB outlets since May 2005, certain rights to archival vision and rights to two hours per night of airtime on the TVN Channel. Approximately $6.5 million of this amount will be paid this financial year, with the balance payable when the long-term arrangements come into effect.

Free to air racing
Tabcorp's wagering business will contribute up to $2 million per year towards TVN's costs of funding additional racing on free to air television.

Litigation
Once the long-term arrangements are unconditional, the parties will discontinue all litigation between them and release one another from all claims made in the litigation proceedings. Each party will be required to bear its own costs.

Other
In the 3 months following this announcement, Tabcorp, Sky Channel and TVN will explore a joint venture approach in relation to opportunities in the internet and new media space. The long-term arrangements are not conditional on a joint venture proceeding.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

TVN may terminate the long-term arrangements before 2012 if Tabcorp ceases to control Sky Channel or if Tabcorp ceases to hold its wagering licence in NSW or its wagering licence in Victoria. Sky Channel may terminate the arrangements if any wagering provider acquires a relevant interest in any TVN shares or if any person other than an existing shareholder acquires voting power of more than 25% in TVN.

The long term arrangements outlined above are conditional on the ACCC giving informal clearance to, or otherwise not objecting to, the proposed arrangements and arrangements being reached with Pay TV providers in relation to the broadcast of the TVN Channel. The deadline for satisfying or waiving the conditions is 30 September 2006, but may be extended by agreement between the parties.

<u>Interim arrangements</u>
In the meantime, interim arrangements will apply under which:

- TVN will make Sydney and Victorian thoroughbred races available to Sky Channel;
- Sky Channel will make additional premium Australian and international thoroughbred races available to TVN (subject to any necessary consents);
- Sky Channel will pay TVN $1.625 million per month; and
- The parties will stay all litigation between them

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

TABCORP - TVN AGREEMENT

Tuesday, 16 May 2006

TVN™

SKY CHANNEL

Tabcorp
the bigger better game

Tabcorp – TVN agreement

- Tabcorp/Sky and TVN have agreed binding arrangements to end split picture immediately
- Racing fans and Tabcorp customers will benefit from two complementary services
  - Sky Wagering Channel - a consolidated racing service, available primarily in TABs, pubs and clubs, at racetracks and to homes throughout Australia
  - TVN Thoroughbred Showcase Channel – a thoroughbred only racing service, to be made available to a broad range of venues and to homes throughout Australia
- The Sky Wagering Channel will provide 'wall-to-wall' racing coverage for the racing enthusiast, including Sydney and Victorian thoroughbred races
  - Expected to lead to a progressive recovery of wagering revenues
- The TVN Channel will showcase premium thoroughbred racing
  - Expected to drive increased interest in thoroughbred racing, attract new punters to the sport and stimulate wagering activity from occasional punters
  - Expectation of additional free-to-air racing coverage
- Most importantly, the commercial solution will allow Tabcorp and TVN's shareholders to concentrate on working together to grow wagering revenue

Two <u>improved</u> channels to support racing and wagering

	SKY CHANNEL	TVN
Previously	All racing other than Sydney and Victorian thoroughbreds Not all TAB races shown on Pay TV	Limited to Sydney and Victorian thoroughbreds only Not on all Pay TV platforms Limited free-to-air coverage focused on a few major race days
Now	**All TAB races** **Wagering focus**	**All premium thoroughbred racing** **Expected increase in free-to-air coverage** **Emphasis on showcasing the sport**

- End of split picture
- End to confusion at TAB agencies, pubs and clubs
- More choice for racing fans
- Different services to support different types of wagering customers
- Better distribution for premium racing, reaching more customers
- Tabcorp and the Racing Industry jointly focused on increasing wagering

Higher wagering growth

Wagering revenues 2001 - 2006

Annual Growth Rate - Racing Revenue



6%
4%
2%
0%
-2%
-4%
% Growth to Prev Year
4.7%
3.7%
3.2%
4.4%
4.1%
4.2%
4.0%
4.2%
2.0%
5.3%
(2.6)%
0.5%
2001
2002
2003
2004
2005
1H06
Year
NSW
VIC

Focus on wagering turnover and growth



Parimutuel Racing Turnover - 52 Week Rolling Trend - Combined
Annual Turnover ($m)
8,150
8,100
8,050
8,000
7,950
7,900
7,850
7,800
Split Picture Commences
YTD Growth Dec 05: (0.8%)
Jul-04
Aug-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05



Parimutuel Racing Turnover - 52 Week Rolling Trend - NSW
Annual Turnover ($m)
4,750
4,700
4,650
4,600
4,550
4,500
YTD Growth Dec 05: (2.7%)
Jul-04
Aug-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05

- Wagering turnover is worth over **$8 billion** a year in NSW and Victoria
- Wagering turnover has been under pressure as a result of split picture, smoking bans in NSW, pressure on the number and quality of race meetings and higher petrol prices
- The agreement with TVN will address split picture, and deliver two improved channels to customers
- Tabcorp is now focused on working with TVN and the Racing Industry to restore growth in wagering turnover



Parimutuel Racing Turnover - 52 Week Rolling Trend - Victoria
Annual Turnover ($m)
3,500
3,450
3,400
3,350
3,300
3,250
3,200
3,150
Spring Carnival
YTD Growth Dec 05: 1.8%
Jul-04
Aug-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05

Key elements of the agreement

Key elements of the agreement include:

- The immediate end to split picture and the production of two improved channels
  - Sky Wagering Channel
  - TVN Thoroughbred Showcase Channel
- An interim solution under which
  - Sydney and Victorian thoroughbred races return to Sky's wagering channel in all outlets and on Pay TV – the end of split picture
  - Additional racing is included on TVN's service
  - TVN receives rights fee payments of $1.625m per month
- The interim solution will convert to a long term solution once arrangements are reached with Pay TV providers and consultations with the ACCC have concluded
- Under the long term solution, Tabcorp will receive
  - Rights to Victorian and Sydney thoroughbred races for broadcast on the Wagering Channel
  - Exclusive rights to distribute the TVN Channel to wagering and licensed outlets and receive associated revenues

Key elements of the agreement (continued)

- Under the long term solution, TVN will receive
  - Rights fees of $22m per year (indexed to CPI), up from $17m per year before the split picture dispute. Rights fees will increase to $23.75m per year if TVN elects to cease producing the TVN Channel
  - Upfront payments of approximately $15m for a range of services including the provision of TVN to TAB outlets since May 2005, rights to archival vision and rights to two hours per night of airtime on the TVN Channel. The payments will be staggered - $6.5m has been paid or will soon be paid; the balance is payable on implementation of the long-term solution
  - Tabcorp resources and thoroughbred racing rights to assist in producing the TVN Channel, at an incremental cost of $3.5m per year (indexed to CPI). TVN will control the content of the Channel and pay any additional costs above the agreed budget
  - Advertising revenues from the TVN Channel
  - Revenues from distributing the TVN Channel to non-wagering and non-licensed venues
  - Up to $2m per year towards funding additional racing on free-to-air television

Key elements of the agreement (continued)

- For an initial period of three months, Sky and TVN will explore a joint venture approach to internet and new media opportunities. The agreement is not conditional on the joint venture proceeding
- Tabcorp and TVN will stay all litigation immediately and, once all conditions to the deal are satisfied, will cease the litigation permanently
- The deal will run until 31 December 2012, subject to earlier termination in limited circumstances (eg. if the conditions to the longer term solution are not satisfied or waived, if Tabcorp ceases to hold either of its wagering licences or ceases to control Sky, or on certain changes in the shareholding of TVN).

Estimated financial impacts

- On a recurring basis, Tabcorp expects the agreement to be earnings positive relative to the 2006 financial year that is impacted by split picture. This takes into account the following impacts:
  - Improved earnings in its wagering operations - the current year impact of split vision on Wagering EBIT is estimated to be approximately $10m on an annualised basis (Wagering division). Access to two improved channels will support a gradual recovery in the next 12 months
  - Payments to TVN of $22m per year for broadcast rights fees, partly offset by removal of discounts to Sky Channel commercial subscribers (including TABs) of $17m per year (Media Division)
  - Savings in fees of approximately $5m per annum for access to vision in TAB agencies, as a result of moving from two separately distributed channels to one combined channel price (Wagering Division)
  - Additional operating expenses of $5m per year
    - Showcase channel production costs of $3.5m per year (Media Division)
    - Contribution for additional free to air racing up to $1.5m per year TAH share (Wagering Division)
- Tabcorp estimates that it will incur a non-recurring charge in the 2006 financial year of approximately $10m before tax, including implementation and advisory expenses.